SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under Securities Exchange Act of 1934

(Amendment No. 40)

Food Technology Service, Inc.
(formerly Vindicator, Inc.)
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(Name of Issuer)

Common Shares, $0.01 Par Value
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(Title of Class of Securities)

344798103
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(CUSIP Number)

David L. Nicholds, Esq.
MDS Nordion, a division of MDS (Canada) Inc.
(a successor of MDS Nordion Inc.) ("MDS Nordion")
447 March Road
Ottawa, Ontario, Canada K2K 1X8
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2004

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 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a pervious statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 13 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 344798103	PAGE 1 OF 5 PAGES
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON. MDS Nordion ___________________________________________________________________________________
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*. (a) [ ] (b) [ ] ____________________________________________________________________________________
3	SEC USE ONLY ____________________________________________________________________________________
4	SOURCE OF FUNDS* WC & Affiliate ____________________________________________________________________________________
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ] ____________________________________________________________________________________
6	CITIZENSHIP OR PLACE OF ORGANIZATION. Ontario, Canada ____________________________________________________________________________________
Number of Shares Beneficially Owned by each Reporting Person with	7	Sole Voting Power: ____________________________________________________________________________
	8	Shared Voting Power: 4,477,580 ____________________________________________________________________________
	9	Sole Dispositive Power: ____________________________________________________________________________
	10	Shared Dispositive Power: 4,477,580 ____________________________________________________________________________
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 4,477,580 ____________________________________________________________________________________
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] ____________________________________________________________________________________
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.13% ____________________________________________________________________________________
14	TYPE OF REPORTING PERSON* CO ____________________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 344798103	PAGE 2 OF 5 PAGES
1

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON.

Laboratoires MDS Quebec Ltée

______________________________________________________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*. (a) [ ] (b) [ ] ____________________________________________________________________________________
3	SEC USE ONLY ____________________________________________________________________________________
4	SOURCE OF FUNDS* Affiliate ____________________________________________________________________________________
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ] ____________________________________________________________________________________
6	CITIZENSHIP OR PLACE OF ORGANIZATION. Quebec, Canada ____________________________________________________________________________________
Number of Shares Beneficially Owned by each Reporting Person with	7	Sole Voting Power: ____________________________________________________________________________
	8	Shared Voting Power: 4,477,580 ____________________________________________________________________________
	9	Sole Dispositive Power: ____________________________________________________________________________
	10	Shared Dispositive Power: 4,477,580 ____________________________________________________________________________
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 4,477,580 ____________________________________________________________________________________
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] ____________________________________________________________________________________
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.13% ____________________________________________________________________________________
14	TYPE OF REPORTING PERSON* CO ____________________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 344798103	PAGE 3 OF 5 PAGES
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON. MDS INC. ____________________________________________________________________________________
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*. (a) [ ] (b) [ ] ____________________________________________________________________________________
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC & Affiliate ____________________________________________________________________________________
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ] ____________________________________________________________________________________
6	CITIZENSHIP OR PLACE OF ORGANIZATION. Ontario, Canada ____________________________________________________________________________________
Number of Shares Beneficially Owned by each Reporting Person with	7	Sole Voting Power: ____________________________________________________________________________
	8	Shared Voting Power: 4,477,580 ____________________________________________________________________________
	9	Sole Dispositive Power: ____________________________________________________________________________
	10	Shared Dispositive Power: 4,477,580 ____________________________________________________________________________
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 4,477,580 ____________________________________________________________________________________
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] ____________________________________________________________________________________
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.13% ___________________________________________________________________________________
14	TYPE OF REPORTING PERSON* CO ____________________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.

Security and Issuer

Shares of Common Stock, $0.01 par value

Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, Florida 33860 USA
________________________________________________________________________________________________

Item 2.	Identity and Background N/A ________________________________________________________________________________________
Item 3.	Source and Amount of Funds or Other Consideration. N/A ________________________________________________________________________________________
Item 4.

Purpose of Transaction

Item 4 is hereby amended.

As of December 17, 2002, Food Technology Service, Inc. ("FTSI") remains indebted to MDS Nordion in the amount of $663,194US ("Outstanding Indebtedness"). The Outstanding Indebtedness is convertible into common shares of FTSI at the conversion rate of 70% of the closing price on the last trade date prior to the date of exercise of the conversion right.

Since the 13D Amendment 39, filed with the SEC in June, 2004, (which calculated the amount of beneficially owned shares based on the closing share price on June 3, 2004 i.e., 70% of $1.23 or $0.8610) the closing share price of FTSI on June 9, 2004 increased to $1.279. Seventy percent (70%) thereof corresponds to a conversion price of $0.895.

At the close of business on June 9, 2004, Nordion beneficially owned 4,447,580 shares of stock, which constitutes approximately 38.13% of the outstanding shares of FTSI. The number of shares beneficially owned as of June 9, 2004 has been computed by aggregating (i) the number of shares that Nordion actually owns (taking into account 150,000 restricted shares sold by private sale to Colorado Boxed Beef Company at $0.95 per share on June 9, 2004, pursuant to Letter Agreement entered into on June 9, 2004 and effective May 1, 2004); and (ii) the number of shares into which Nordion could elect to convert the Outstanding Indebtedness on the basis of the closing price of June 9, 2004 (i.e., 70% of $1.279 or 740,998 shares). Pursuant to publicly available information 11,001,038 shares of Food Technology Service, Inc. were issued and outstanding as of June 9, 2004.
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Item 5.	Interest in Securities of the Issuer See Item 4 and Item 6 ________________________________________________________________________________________
Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

By Letter Agreement dated December 5, 2003, MDS Nordion extended its waiver of right of conversion of interest accruing on FTSI Outstanding Indebtedness to January 1, 2005. By Letter Agreement entered into on June 9, 2004 and effective May 1, 2004, MDS Nordion (an affiliated reporting person) granted to Colorado Boxed Beef Company (a non-affiliated person) the right to purchase from MDS Nordion, up to 250,000 restricted shares of stock of FTSI at $0.95 per share, exercisable within the following one month period, which period, by letter dated June 9, 2004, was extended to September 25, 2004. In addition, MDS Nordion granted to Colorado Boxed Beef Company the right, subject to certain performance conditions, to purchase up to 250,000 additional restricted shares of the stock of FTSI from MDS Nordion at $1.10 per share, exercisable until May 1, 2006, which right may be cancelled by MDS Nordion at anytime on one months notice. In the event that the shares of FTSI are subdivided or consolidated, the shares of FTSI to be transferred pursuant to this Letter Agreement will be concurrently adjusted in the same proportion and in the same manner. Colorado Boxed Beef Company has agreed that any shares acquired pursuant to these options will not be sold in such volume that their sales exceed 50% of the shares of FTSI publicly traded in any given week.

________________________________________________________________________________________

Item 7.	Materials to be filed as Exhibits N/A ________________________________________________________________________________________

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief the undersigned certify that the information set forth in this statement is true and correct.

Dated: June 14, 2004

MDS NORDION, a division of MDS (Canada) Inc. By: /s/ David L. Nicholds Name: David Nicholds Title: Vice President, General Counsel & Corporate Secretary
MDS INC. By: /s/ Peter E. Brent Name: Peter E. Brent Title: Senior Vice President & General Counsel & Corporate Secretary
LABORATOIRES MDS QUEBEC LTEE. By: /s/ Peter E. Brent Name: Peter E. Brent Title: Vice President & Corporate Secretary